                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June 1999.

                            DENISON INTERNATIONAL plc
                            -------------------------
                 (Translation of registrant's name into English)



                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)

Denison International plc (NASDAQ: DENHY) announced that a labor dispute has resulted in a work stoppage at its Marysville, Ohio, facility. The company states that the labor dispute arose upon the expiration of its union contract in mid-June. The dispute is centered primarily on labor rate and benefits issues. A company spokesman said that the softness in the North American and Asian markets caused by the continuing low level of prices for basic commodities such as oil, gas, copper, gold and steel has reduced demand for the piston pump product range which is manufactured in Marysville and management is requesting all employees to share in a company wide effort to contain cost increases and improve its competitive position in the market place.

The effect of the labor dispute at Marysville will have an adverse impact on the overall results of the company. David L. Weir, President and CEO stated that "for the second quarter the strike will further weaken the North American business but it is not expected to have a substantial effect on Europe which is currently the largest profit contributor. Given current market conditions, management is targeting further cost reductions in its operations".

Overall, Denison International plc still expects a small improvement in the second quarter earnings over the first quarter result, but the improvement will be less than previously anticipated. However, if the Marysville work stoppage is prolonged and the US dollar continues to strengthen against European currencies, third quarter earnings will also be impacted adversely.

Denison International plc designs, manufactures, distributes and services highly engineered fluid power systems and components. Denison distributes its products and services globally to a diverse group of original equipment manufacturers and end users in a broad array of industrial applications, including machine tools and material handling equipment, mobile construction, agricultural and utility equipment, and marine applications, including military equipment.

Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Shareholder, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

/CONTACT: Bruce A. Smith, Chief Financial Officer, Denison International at 937-644-4437; or Carolyn Snider at National Editorial Services at 248-548-7444

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DENISON INTERNATIONAL plc

                                       By:   /s/ Bruce A. Smith
                                             ------------------
                                             Bruce A. Smith
                                             Chief Financial Officer


Date: June 28, 1999


                                        3